Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NTK HOLDINGS, INC. AND NORTEK, INC. ANNOUNCE
LAUNCH OF SOLICITATION OF VOTES
FOR PREPACKAGED REORGANIZATION PLAN

*HOLDERS OF SUBSTANTIAL PERCENTAGES OF NOTES
HAVE ALREADY AGREED TO TERMS OF THE PLAN*

PROVIDENCE, RI, September 18, 2009—**NTK Holdings, Inc.** ("NTK Holdings") and **Nortek, Inc.** ("Nortek" and collectively with NTK Holdings, the "Company") today announced that the Company has begun a solicitation of votes from its creditors for its prepackaged plan of reorganization (the "Prepackaged Plan").

The solicitation includes holders of **Nortek's** 8 ½% Senior Subordinated Notes due 2014 ("8 ½% Notes"), **Nortek's** 10% Senior Secured Notes due 2013 ("10% Notes"), **Nortek's** 9 7/8% Series A and Series B Senior Subordinated Notes due 2011, **NTK Holdings'** 10 ¾% Senior Discount Notes due 2014 ("10 ¾% Notes"), and **NTK Holdings'** Senior Unsecured Loan facility. The Company announced on Sept. 3 that it had already entered into an agreement with certain holders of, in aggregate, at least 66-2/3% of the outstanding principal amount of the 8 ½% Notes, as well as a substantial portion of the outstanding amount of the 10 ¾% Notes and 10% Notes.

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Richard L. Bready, **Nortek** Chairman and Chief Executive Officer, said, "As we previously stated, the reorganization will provide considerable financial strength and flexibility to the Company's balance sheet and will create a platform for long-term stability. As this process continues, we remain focused on providing our customers with quality products and on-time deliveries.

"Also, to reiterate our earlier statement, it is our intention that trade creditors, suppliers and employees will continue to receive all amounts owed to them in the ordinary course of business. The agreement also provides that allowed claims of trade creditors, suppliers and employees will be paid in full."

The Company intends to implement the Prepackaged Plan through the commencement of Chapter 11 cases by the Company and its domestic subsidiaries upon the conclusion of the solicitation. When concluded, the Prepackaged Plan will eliminate approximately $1.3 billion in total indebtedness.

The Company said votes from note holders must be received by Financial Balloting Group LLC ("FBG"), Nortek's voting agent, before the applicable deadline. Solicitation materials are being provided to creditors of record entitled to vote on the Prepackaged Plan. Note holders who need additional information regarding the balloting process can contact FBG at 646-282-1800.

Nortek (through its subsidiaries) is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. Nortek offers a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

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